Exhibit 99.75

November 5, 2014

Re: Financial Statements for the Year Ended December 31, 2012

Cipher Pharmaceuticals Inc. (the “Company) is applying for a listing of its common shares on NASDAQ as has been publicly disclosed.  In connection with the  listing application and the filing  by the Company of a Form 40-F with the United States Securities and Exchange Commission (the “SEC”), pursuant to the filing  requirements of the SEC  applicable to foreign private issuers,  the audit opinions  of PricewaterhouseCoopers LLP with respect to  the 2012 financial statements  and  the 2013  financial statements of the Company, in referencing “International Financial Reporting Standards”,  have been amended to reference instead  “International Financial Reporting Standards as issued by the International Accounting Standards Board”.   In addition, note #2 in the Notes to Financial Statements, “Basis of Presentation” has been amended to reflect this.  There have been no other amendments to the financial statements.

CIPHER PHARMACEUTICALS INC.

“signed” Norman Evans

Norman Evans
Chief Financial Officer